Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JANUARY 18, 2011

BAYTEX CONFIRMS MONTHLY DIVIDEND
FOR JANUARY AT $0.20 PER SHARE

CALGARY, ALBERTA (January 18, 2011) - Baytex Energy Corp. (TSX, NYSE: BTE) announces that a cash dividend of $0.20 per share in respect of January operations will be paid on February 15, 2011 to shareholders of record on January 31, 2011. The ex-dividend date is January 27, 2011.

The U.S. dollar equivalent dividend amount is approximately US$0.2028 per share assuming a foreign exchange rate of 1.0140 USD/CAD. The actual U.S. dollar equivalent dividend for shareholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent dividend will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized dividend of $2.40 per share represents a cash-on-cash yield of approximately 5.0% based on the closing price of our common shares on the Toronto Stock Exchange on January 17, 2011 of $48.05.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca